ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The New York Community Bancorp, Inc. Employee Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financial statements are filed herewith as Appendix I.

APPENDIX I
FINANCIAL STATEMENTS

KPMG

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Pension and Investment Committee
New York Community Bancorp, Inc.
Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 29, 2009

NEW YORK COMMUNITY BANCORP INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

		2008	2007
Assets:			
Investments, at fair value (note 3):			
Common stock fund of employer	$	45,857,690	65,037,790
Mutual funds		21,291,111	29,188,737
Collective trust funds		23,573,788	21,246,259
Total investments		90,722,589	115,472,786
Participant loans		3,495,533	3,237,187
Cash and cash equivalents		12,143	233,481
Total assets		94,230,265	118,943,454
Net assets available for plan benefits before adjustments		94,230,265	118,943,454
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)		1,100,398	55,506
Net assets available for plan benefits	$	95,330,663	118,998,960

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

		2008	2007
(Reductions) / Additions to net assets attributed to:			
Investment (loss) income:			
Net appreciation (depreciation) in fair value of investments (note 3)	$	(32,736,057)	7,327,411
Dividends		4,386,569	5,588,021
Total investment (loss) / income		(28,349,488)	12,915,432
Interest on participant loans		225,055	199,527
Participant contributions		5,199,276	4,679,198
Rollovers contributions		6,492,164	698,197
Employer contributions		—	9,804
Total (reductions) / additions		(16,432,993)	18,502,158
Deductions from net assets attributed to:			
Benefits paid to participants		15,886,696	14,298,783
Administrative expenses		177,971	40,341
Total deductions		16,064,667	14,339,124
Net (decrease) / increase before transfers-in		(32,497,660)	4,163,034
Transfers-in (note (1d)):			
Atlantic Bank of New York 401(k) Savings Plan			32,903
Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan		8,829,363	—
Total transfers-in		8,829,363	32,903
Net (decrease)/ increase		(23,668,297)	4,195,937
Net assets available for plan benefits at:			
Beginning of year		118,998,960	114,803,023
End of year	$	95,330,663	118,998,960

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Synergy Financial Group, the former Penn Federal Savings Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank and the former Queens County Savings Bank. The Plan is administered by Pentegra Retirement Services (formerly Retirement System Group, Inc). The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by the Trustee.

(b) Eligibility

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of three months of eligibility service, as defined.

(c) Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. Post-Tax Contributions may be made up to 15% of the participant's salary, less the percentage of before tax contributions. The Bank may make matching and special contributions on a discretionary basis. No matching or special discretionary employer contributions were made in 2008 and 2007. A Qualified Non-Elective Contribution of $9,804 was made in 2007 for the Atlantic Bank of New York 401(k) Savings and Incentive Plan participants. Employees may make rollover contributions to the Plan.

(d) Transfers

On April 28, 2006, Atlantic Bank of New York was merged with and into New York Community Bancorp, Inc. On December 1, 2006, The Atlantic Bank of New York 401(k) Plan was merged into the Plan. Investment assets in the amount of $18,563,775 and participant loan balances of $418,854 were transferred from the Atlantic Bank of New York 401(k) Plan to the Plan. An additional investment asset in the amount of $32,903 was transferred in 2007.

(Continued)

On October 1, 2007, Synergy Financial Group. Inc. merged with and into New York Community Bancorp, Inc. On March 20, 2008 the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan and Trust was merged into the Plan. Assets in the amount of $8,829,363 which includes participant loan balances of $201,568 were transferred from the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan.

(e) *Investment Options*

The Plan assets are held in a trust established under the Plan with Pentegra Trust Company, (formally RSG Trust Company). Participants are allowed to invest in one or more of the investment options. The trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2008, the Plan's investments consisted of sixteen investment funds (7 mutual funds and 8 collective trust funds) and one Common Stock Fund (New York Community Bancorp Stock Fund), which invests in the common stock of New York Community Bancorp, Inc.

(f) *Participant Accounts*

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. An administrative fee of 0.35% (35 basis points) is charged by Pentegra Trust Company on assets held in all funds other than the investment funds of NYCB Stock Fund, TD Ameritrade Trust Company and Galliard Capital Management Wells Fargo.

(g) *Vesting*

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions and special discretionary employer contributions become vested and nonforfeitable as follows:

Years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years and thereafter	100

(Continued)

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and special discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2008 and 2007, forfeitures of $38,231 and $67,283, respectively, were available to defray Plan expenses in the future. For plan year 2008, $113,557 was used to defray Plan expenses. For plan year 2007, forfeitures accumulated were not used to defray Plan expenses.

(h) Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Participant loans are reported at outstanding principal plus accrued interest.

(i) Payment of Benefits

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock fund and received by the Trustee distributed in cash or elect to reinvest the dividends.

(2) Summary of Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) ***New Accounting Pronouncements***

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active ("FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management's assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP FAS 157-4"). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact FSP 157-4 will have on the Plan's financial statements.

In June 2009, the FASB Proposed FASB Staff Position No. 157-g, *Estimating the Fair Value of Investments in Investment Companies That Have Calculated Net Asset Value per Share in Accordance with the AICPA Audit and Accounting Guide, Investment Companies, June 8, 2009.* The proposal would permit Investors to estimate the fair value of investments in investment companies for which the investment does not have a readily determinable fair value using net asset value per share or its equivalent without further adjustment if the net asset value is calculated in accordance with the Guide as of the reporting entity's measurement date. The Plan does not expect this proposed Staff Position to have an impact on the Plan's financial statements as the Plan currently uses this method to value its holdings in common and collective trust funds.

(d) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Common stock and mutual funds are valued using quoted market prices from national exchanges. Investments in common collective trust funds are shown at the Plan's proportionate share of the fair value of such funds as determined by the fund manager.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity's own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The following table presents the Plan's fair value hierarchy for those investments measured at fair value as of December 31, 2008:

		Fair Value Measurements Using		
Description	Assets Measured at Fair Value at 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 45,857,690	45,857,690	—	—
Mutual funds	21,291,111	21,291,111	—	—
Collective trust funds	23,573,788	—	23,573,788	—
	$ 90,722,589	67,148,801	23,573,788	—

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

(Continued)

Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis.

(e) ***Participant Loan Receivables***

Participant loan receivables are equal to the outstanding principal balances plus accrued interest, which approximates fair value. Participant loans approximate at fair value based upon a discounted cash flow analysis using a discount rate that approximates the current market rates for instruments having similar maturities.

(f) ***Payment of Benefits***

Benefits to participants or their beneficiaries are recorded when paid.

(g) ***Administrative Expenses***

Unless elected by the Plan sponsor, administrative fees charged to the plan relate to mutual funds (See note 1(f)). All other administrative expenses of the Plan are paid by the Employer. Expenses directly related to the managing the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

(h) ***Income Taxes***

In July 2006, the FASB released FASB Interpretations (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax position should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing the Trust's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Plan's information returns for fiscal years 2005, 2006, 2007 and 2008 remain subject to examination by the relevant tax jurisdictions. The Plan adopted this interpretation effective January 1, 2007 and the adoption of FIN 48 did not have any effect on its financial statements.

(i) ***Reclassifications***

Certain prior year amounts have been reclassified to conform to current year presentation.

(Continued)

(3) Investments

The following is a summary of the fair value as of the plans investments as of December 31, 2008 and 2007:

	December 31 2008	December 31 2007
Common stock fund of employer:		
New York Community Bancorp, Inc.	$ 45,857,690*	65,037,790*
Mutual funds:		
Alger Midcap Growth Retirement Portfolio	—	4,919,744
Evergreen International Equity Fund-A	—	3,195,782
Fidelity Puritan TR Low Price Stock Fund	—	1,500,236
Fidelity Spartan 500 Index Fund-Investor	5,081,154*	—
John Hancock Large Cap Select A Fund	—	2,623,769
Neuberger Berman Genesis Fund Trust	—	1,750,643
RSI Retirement Trust Actively Managed Bond Fund	—	3,745,040
RSI Retirement Trust Core Equity Fund	—	2,614,035
RSI Retirement Trust Value Equity Fund	—	4,261,264
State Street Global Advisors S&P Index Fund	—	4,578,224
Vanguard Total Bond Market Index Fund	4,895,001*	—
Vanguard Developed Markets Index Fund	1,944,407	—
Vanguard Small Cap Index Fund	2,129,436	—
Vanguard Growth Index Fund	1,881,608	—
Vanguard Value Index Fund	2,845,354	—
Vanguard Mid Cap Index Fund	2,514,151	—
	21,291,111	29,188,737

(Continued)

		December 31	
		2008	2007
Collective trust funds:			
Galliard Wells Fargo Stable Return Fund	$	19,621,351*	18,410,943*
TD Ameritrade Trust (formally Fiserv) Sunrise Retirement Balanced Equity Fund		499,511	585,860
TD Ameritrade Trust (formally Fiserv) Sunrise Retirement Balanced Fund		1,042,007	1,384,467
TD Ameritrade Trust (formally Fiserv) Sunrise Retirement Capital Preservation Fund		177,019	456
TD Ameritrade Trust (formally Fiserv)Sunrise Retirement Diversified Equity & Income Fund		22,900	6
TD Ameritrade Trust (formally Fiserv) Sunrise Retirement Diversified Equity Fund		51,800	6
TD Ameritrade Trust (formally Fiserv) Sunrise Retirement Diversified Income Fund		2,148,237	864,487
TD Ameritrade Trust (formally Fiserv) Sunrise Retirement Income Fund		10,963	34
		23,573,788	21,246,259
Total investments	$	90,722,589	115,472,787

* Represents 5% or more of the fair value of total assets at December 31, 2008 and 2007.

Contract value for the Galliard Wells Fargo Stable Return Fund is $20,721,749 and $18,466,449 as of December 31, 2008 and 2007, respectively. Amounts in the table represent fair value.

The provisions of the Financial Accounting Standards Board Staff Position entitled, *FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP) became effective for plan years ending after December 15, 2006. This FSP requires that investment contracts held by a defined contribution plan be reported at fair value. The Plan's investment in the Galliard Wells Fargo common trust fund (the Trust) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2008 and 2007. Although the FSP requires the Trust to be reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the Trust as well the amount necessary to adjust this fair value to contract value. As permitted by the FSP, the statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The Galliard Wells Fargo Stable Value Fund's one-year total return was 5.29% and 5.24% for 2008 and 2007 respectively. The thirty-day effective yield, also known as the crediting interest rate, was 4.10% at December 31, 2008. Both the one-year total return and the thirty-day effective yield for 2008 are net of the annual trustee fee of 0.85%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Trust without the need to access investment contracts.

During 2008 and 2007, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2008	2007
Common Stock Fund of Employer	$	(21,879,322)	5,702,057
Mutual funds		(10,681,872)	857,656
Collective trust funds		(174,863)	767,698
Net (depreciation) appreciation in fair value of investments	$	(32,736,057)	7,327,411

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The plan invests indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in a single security, the common stock of New York Community Bancorp, Inc.

At December 31, 2008 and 2007 approximately 49% and 55% of the Plan's net assets were invested in Common Stock fund of Employer, respectively. The underlying value of the common stock is entirely dependent upon the performance of the Employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

Plan investments of TD Ameritrade Trust in the Sunrise Retirement Funds are sub-advised by Pentegra Trust Company. Pentegra Retirement Services, Inc is the recordkeeper and TD Ameritrade Trust Company is the custodian as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant become 100% vested in all matching contributions.

(Continued)

(8) Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

		December 31	
		2008	2007
Net assets available for plan benefits per financial statements	$	95,330,663	118,998,960
Benefits payable		(124)	(197,265)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(1,100,398)	(55,506)
Net assets available for plan benefits per Form 5500	$	94,230,141	118,746,189

Loans to participants are classified as investments per the Form 5500.

The following is a reconciliation of claims paid per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

		December 31	
		2008	2007
Benefits paid to participants per the financial statements	$	15,886,696	14,298,783
Amounts payable at December 31, current year		124	197,265
Less amounts payable at December 31, prior year		(197,265)	(6,243)
Benefits paid to participants per Form 5500	$	15,689,555	14,489,805

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

		December 31	
		2008	2007
Total (reduction) / addition per the financial statements	$	(16,432,993)	18,502,158
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year		(1,100,398)	(55,506)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year		55,506	206,475
Total income per Form 5500	$	(17,477,885)	18,653,127

NEW YORK COMMUNITY BANCORP INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2008

Identity of issue	Description of investment	Number of shares/units	Current value
Common stock fund of employer:			
* New York Community Bancorp, Inc.	Common Stock Fund	3,834,255	45,857,690
Mutual funds:			
Fidelity	Spartan 500 Index Fund Investor	81,809	5,081,154
Vanguard	Total Bond Market Index Fund	480,845	4,895,001
Vanguard	Developed Markets Index Fund	258,565	1,944,407
Vanguard	Small Cap Index Fund	104,384	2,129,436
Vanguard	Growth Index Fund	92,736	1,881,608
Vanguard	Value Index Fund	176,950	2,845,354
Vanguard	Mid Cap Index Fund	213,064	2,514,151
			21,291,111
Collective trust funds:			
* Galliard Wells Fargo	Stable Return Fund Class J	495,617	19,621,351
* TD Ameritrade Trust Sunrise Retirement	Balanced Equity Fund	64,040	499,511
* TD Ameritrade Trust Sunrise Retirement	Balanced Fund	122,158	1,042,007
* TD Ameritrade Trust Sunrise Retirement	Capital Preservation Fund	17,153	177,019
* TD Ameritrade Trust Sunrise Retirement	Diversified Equity & Income Fund	3,276	22,900
* TD Ameritrade Trust Sunrise Retirement	Diversified Equity Fund	8,006	51,800
* TD Ameritrade Trust Sunrise Retirement	Diversified Income Fund	234,524	2,148,237
* TD Ameritrade Trust Sunrise Retirement	Income Fund	1,123	10,963
			23,573,788
Cash and cash equivalents:			
* Federated	Prime Obligation Fund		2,834
* Fiserv Trust Company	Money Market Fund		9,309
			12,143
* Participant loans	1,057 loans to participants with interest rates of 2.25% to 10.50% with maturities up to 30 years		3,495,533
			$ 94,230,265

* Parties-in-interest as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 6, 2009

New York Community Bancorp, Inc.
Employee Savings Plan

By: Bernard A. Terlizzi

Bernard A. Terlizzi
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Pension and Investment Committee of
New York Community Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-105901) on Form S-8 of New York Community Bancorp, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for plan benefits of the New York Community Bancorp, Inc., Employee Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of New York Community Bancorp, Inc., Employee Savings Plan.

KPMG LLP

New York, New York
June 29, 2009